Exhibit 99.2

ALLIED GOLD LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE QUARTER AND NINE MONTHS ENDED MARCH 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of Allied Gold Limited (“Allied Gold” or the “Company”) is dated May 5, 2010 and provides an analysis of the Company’s performance and financial condition for the three months ended March 31, 2010 (the “Quarter”). This MD&A should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the Quarter and notes thereto and the Company’s audited consolidated financial statements for the year ended June 30, 2009, together with the auditors’ report thereon and the notes thereto. These documents, along with others published by the Company, including the Company’s annual information form for the year ended June 30, 2009 (the “AIF”), are available under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The consolidated financial statements of Allied Gold and the financial information contained in this MD&A were prepared in accordance with Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board (“Australian IFRS”). All amounts in this MD&A are expressed in Australian dollars unless otherwise identified, and references to “$” are to Australian dollars.

This MD&A may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the AIF under the section entitled “Risk Factors”. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A.

Overview

Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ALG”, on the Australian Securities Exchange under the symbol “ALD” and on AIM, a market operated by the London Stock Exchange plc under the symbol “AGLD”. Allied Gold’s major assets are its 100% owned Simberi gold project (the “Simberi Project”), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited (“ASG”) which owns the Gold Ridge Gold Project (the “Gold Ridge”) which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is well placed in the Pacific Rim of Fire, one of the world’s proven and most prospective gold jurisdictions and is located approximately 60 kilometres northwest of the Lihir Gold Project held by Lihir Gold Limited, which hosts an approximate 40 million ounce gold resource.

The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 (“ML 136”), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under PNG exploration license 609 (“EL 609”) covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a technical report (the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com.

Australian Solomons Gold Limited

ASG is an Australian-based mineral resource exploration company that was incorporated under the Australian Corporations Act on June 10, 2004. ASG converted its Australian legal status to a“public” company on April 4, 2006, which was confirmed by the ASIC on June 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the “Gold Ridge Project”). ASG holds the Gold Ridge Project through certain wholly-owned Australian and Solomon Islands subsidiaries.

ASG acquired the Gold Ridge Project in May 2005. The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in June 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands.  The Regional Assistance Mission to Solomon Islands (RAMSI) was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. Mine site infrastructure includes workshops and warehouse (recently reclad), water supply, power generators and building (recently reclad), road access, tailings storage facility, and an on-site camp for 150 people (which has recently been refurbished).

Highlights for the three months ended March 31, 2010

The following are the highlights of the Company’s operations and results during the three months ended March 31, 2010:

SUMMARY

•	Simberi production 14,739 ounces for quarter and 46,267 ounces for nine months.
•	Total cash costs US$754/oz (A$834/oz) for quarter and $US739/oz (A$838/oz) for nine months.
•	Gold sales 14,063oz at realised US$ 1,100/oz or (A$1,231/oz).
•	Cash and equivalents $US95m (A$104m) on hand at quarter’s end.
•	Gold Ridge redevelopment starts with formal Land Owner and Government ceremonies undertaken.
•	Gold Ridge redevelopment teams mobilised, construction activities to increase in June quarter
•	PNG exploration program accelerated and Allied reacquires Tabar Island EL 609 from Barrick.
•	Simberi sulphides updated at Pigiput/Pigibo deposits with 170% increase in Measure and Indicated resources

PRODUCTION

Simberi Operations (PNG)

•	Mining volumes 636,515 tonnes (down 3% qoq)
•	Mill processing 439,318 (down 9% qoq)
•	Gold production14,739 (down 16% qoq) impacted by 12 days of lost production through land owner discussions and mechanical issues.

DEVELOPMENT

Gold Ridge (Solomon Islands)

•	Scope of redevelopment work and plant refurbishment agreed with GR Engineering. Teams mobilised plus the appointment of new Allied Gold Site General Manager.

Simberi Operations (PNG)

•	Oxide expansion LOI signed and progressing.
•	Sulphide Study test works confirming process.

EXPLORATION

Papua New Guinea
•	Exceptional results released (21 April 2010) detailing the diamond core drilling at the Pigiput and Pigibo deposits.
•	Results continue to underpin a minimum 100,000oz p.a. PFS sulphide expansion study being finalised.

Solomon Islands

•	Progress with geological work programs for 2010/11 to firm up year one mining activities.
•	Regional exploration activity increasing with major international companies entering and continuing to explore in the region.

CORPORATE

•	Quarterly gold sales 14,063oz at average US$1,100/oz (A$1231/oz) with residual hedge book closed out during the quarter resulting in US$16m (A$18M) cash outflow.
•	Appointment of an additional Independent Non Executive Director, Mr Sean Harvey to the Board.
•	100% ownership of Australian Solomons Gold achieved.

OUTLOOK

Simberi - June quarter production forecast between 15,000-17,000 ounces as site completes debottleneck program and prepares for arrival of infrastructure for oxide expansion.
Gold Ridge - Significant acceleration in pre-development works including arrival of mine fleet, various mill equipment and landowner housing.

RECENT AND SUBSEQUENT DEVELOPMENTS

Takeover offer for Australian Solomons Gold Limited

On September 16, 2009, Allied Gold announced a take-over bid (the “ASG Offer”) to acquire all of the issued and outstanding ordinary shares (the “ASG Shares”) of Australian Solomons Gold Limited (“ASG”) on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement (the “Implementation Agreement”) dated September 16, 2009 between Allied Gold and ASG. Allied Gold mailed a bidder’s statement/take-over bid offer and circular in respect of the ASG Offer (the “Bidder’s Statement/Offer and Circular”) to ASG’s shareholders on October 2, 2009. The Implementation Agreement and the Bidder’s Statement/Offer and Circular have been filed on SEDAR and are available under ASG’s profile at www.sedar.com.

On November 9, 2009, Allied Gold announced that all of the conditions of the ASG Offer had been satisfied or waived and that it had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 54,139,911 ordinary shares of Allied Gold to the holders of such ASG Shares.

On 25 November 2009, Allied Gold announced that at the annual general meeting of ASG on 24 November 2009, Mr Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Mr Frank Terranova, the Chief Financial Officer of Allied Gold, had been elected to the board of directors of ASG. Mr Peter Secker, an independent member of the board of ASG was re-elected as a director. Messrs Stephen Everett, John Bovard, Ian Burvill, T. Sean Harvey, and Hank Tuten withdrew their nominations for re-election as directors of ASG.

On January 13, 2010 Allied Gold Limited issued compulsory acquisition notices to the remaining shareholders of Australian Solomons Gold Limited. The remaining shareholders had until 13 February to take action to challenge the compulsory acquisition of their shares. On 23 February 2010, Allied issued 4,022,832 of its own shares to complete the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG and the non-controlling interest that was disclosed in the December half year financial statements is not required in the March 2010 quarterly financial statements.

As at the date of this MD&A all employee options, agent options and warrants issued by ASG Limited had been forefeited or redeemed.

As at the date of this MD&A, Allied Gold Limited had taken up 129,811,607 ASG Shares deposited under the ASG Offer, representing 100% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 110,339,866 ordinary shares of Allied Gold to the holders of such ASG Shares.

ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 following the Company’s successful take-over bid for ASG. In addition, Allied Gold intends to apply to applicable Canadian securities regulatory authorities to cause ASG to cease being a reporting issuer.

Hedgebook close out

In July 2007, Allied Gold put in place 170,000 ounces of hedging as part of its Simberi project financing.  The majority of the hedging had been utilised or repaid prior to December 31, 2009 at which time 37,512 ounces of hedging remained.

On February 26, 2010 Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging programme giving the Company full price participation in all future production from the Simberi gold mine in Papua New Guinea.

The unwinding of the remaining hedges nine (9) months earlier than planned will now see the Company receive gold sales revenue at spot (currently US$1100/oz) compared to US$700/oz receivable under the hedging program. The payback for the retirement of the hedge book is approximately  6 months based on current gold prices.

Legal action against Intermet

In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $12 million.

Interment have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

Cease work order

As disclosed in the Company’s report for the six months ended  December 31, 2009, the Company announced that an illegal cease work order and cultural gorgor that symbolizes a stop work process with land owners were issued against Allied Gold’s operations on Simberi Island.

On January 4,  2010, Allied Gold announced that specific issues had been dealt with which  occurred on Simberi Island, resulting in nine days of lost production in December and four days in January.

The Company continues to participate in the review process relating to the Memorandum of Agreement 1996 (MOA) which governs the operating commitments and distribution of royalties between all Stakeholders involved in the Simberi Mining Operation.

The Company received the full support of the respective PNG Mining regulators and associated bodies during the landowner operational standstill.  A formal delegation from the Mineral Resources Authority (MRA) travelled to site and were directly involved in the various processes.

The Company continues to abide by its legal obligations and is not in breach of any permits, land owner agreements or any other legal arrangements relating to the good standing of any mining activities.

Despite the illegal protest, the Company has remained respectful of the minority dissidents on Simberi and continues to engage in a consultative and collaborative dialogue with all stakeholders.  Allied Gold continues to engage with all relevant stakeholders to ensure its legal rights to operate are enforced.

Purchase of Barrick (PNG)’s interest in Tatau Tabar joint venture

Allied negotiated Barrick (PNG)’s withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate $AUD2.5M payment to Barrick (PNG) with a further $A3M to paid in July 2010 as either cash or Allied shares.  Barrick agreed to place its holding of Allied in escrow until 2012.

Simberi Gold Project in Papua New Guinea

Oxide Operations

•	During the March 2010 quarter, mining volumes decreased by 3% and processing throughput was 9% lower than the prior period. Gold recoveries at 85.6% effected by planned refurbishment of CIL tanks.

•
Production has been affected by four days direct lost time and a further period of sub-capacity production as the plant was brought back on line after the previously reported landowner stoppage in December 2009.

•
The company suffered a structural mechanical failure of its Scrubber Trommel processing equipment which resulted in additional lost time of eight days and lower gold recovery as CIL tank linings were recoated as part of a scheduled programme.

Oxide Expansion

•
A LOI has been signed with GRES to undertake an estimated A$34 million expansion of the Simberi oxide process plant. The expansion will increase current plant nameplate throughput from 2 Mtpa to 3Mtpa with a 20% installed additional capacity which will result in ability to process up to 3.6Mtpa with ore type amenable to higher throughput.

•	The expansion will increase annual gold production by 15,000 to 20,000 ounces per year and will be commissioned by the end of 2010.

•
The expansion will require a 2.5MW SAG mill in series with the existing ball mill, and two additional 2,500m3 agitated leach tanks and a tailings thickener. GRES have identified a second hand SAG mill (never installed or used) and the company has now purchased this piece of equipment.

•	Leach tank design has been finalised and preparation for earthwork and foundations has commenced.

•	The option to include a small 5tpd oxygen plant has also been allowed for in the scope. Geotechnical drilling for the new components is currently underway.

•
An application for variation of the project has been lodged with the PNG Department of Environment & Conservation (DEC) requesting approval to the Environmental permits to accommodate a higher annual throughput.

•
The environmental impacts will include a minor mine pit footprint increase at Pigiput and Pigibo as an indirect result of successful sulphide exploration, generation of additional mine waste,  increase of 50% in annual tailings discharge, and less fresh and sea water consumption and reagent loss due to tailings thickening.

Plant Debottlenecking& Refurbishment

•
The ore delivery system from Sorowar to Pigiput plant including the rope conveyor has been upgraded to 600tph and rain covers have been procured. The CIL intertank screens have been replaced with new larger capacity screens and a degritting spiral has been installed.

•	A second elution column has been procured and will be installed next month. The design for a lime slaker has been finalised and all equipment procured to be installed in the next quarter.

•
Quotation for across the fence power generation has been received. At current fuel prices and the modest base load at Simberi (approximately 3MW) coupled with capital investment for storage and handling of HFO (estimated circa A$5M) the option appears currently unattractive.

•	Process operator training that is undertaken by a consultant is progressing well. This function will be overtaken by a company employee in the next quarter.

•
Plant refurbishment work was ongoing throughout the reporting period. One leach tank (tank 5) has had internal refurbishment of baffles, agitator blades and shaft and lining of protective coating of tank wall.

•
Replacement of steel pipe planting with plastic pipe has been ongoing and replacement of corroded electrical cable trays will commence in April. A plant repainting procedure has been formulated and is currently being documented and resources to carry out this work are being assembled.

•	The Company remains confident that on the completion of the plant debottlenecking, the plant will be capable of sustained throughput of 2.2M to 2.4M tpa

Pigiput Sulphide Study

•
PFS metallurgical testwork on the Simberi Sulphide Study completed with overall sulphide recoveries of 82% achieved via flotation, roasting and leach route. Optimum grind size for flotation is P80 of 106 microns and gold recoveries of recoveries of about 93% were achieved.

•
Laboratory roasting trails (Muffle and Midrex furnaces) achieved roast-leach gold recoveries of approximately 89%. Concentrate characteristics and laboratory results have been provided to roaster vendors to provide initial design and capital cost for appropriately sized roaster for a 1.5Mtpa flotation plant and this information has now been passed onto process engineers for integration into the plant design.

•	A second option investigating selling a gold sulphur concentrate to a independent smelter, is also being pursued.

•	The final testwork to be completed is the roaster off gas management which is focussing on using limestone and the existing deep sea tailings system to manage this.

•	The PFS delivery date has now been rescheduled for June 2010 as a result of ongoing resource drilling to infill and delineate mineralised areas to the NE of Pigiput.

•	The drill database was closed off at the end of January and this data was incorporated into a new resource model that included the adjacent Pigibo deposit.

•	A new resource estimate completed in February resulted in defining an additional 2.08 million contained gold ounces in Measured and Indicated Resource categories using a 0.5g/t gold cutoff grade.

•
These additional Resources have increased total Measured, Indicated (78.4Mt @ 1.27 g/t Au for 3.20 Moz of gold) and Inferred Resources (78.2Mt @ 0.99 g/t Au for 2.49 Moz) of gold to 156 Mt @ 1.13 g/t for 5.69Moz gold.

•	The feasibility study has been premised on sulphide reserves of about 1Moz. Preliminary pit optimisation work has indicated this target is close to being achieved at current gold prices.

•
Preliminary work has also indicated removal of oxide and transitional to access sulphide ore in a reasonable time frame will likely require stockpiling of lower grade ores due to the through put capacity of the process plant which is current 2Mtpa increasing to 3Mtpa by end of 2010 as part of planned expansion. The company is also considering alternatives to the current mine plan including rescheduling existing mining of oxide resources to facilitate access to the oxide or bodies at Pigiput and Pigibo.

•
Work has commenced on investigating and reporting other areas of the study including the consultants (in brackets) that have been engaged to make those contributions. The study is being managed and complied by Battery Limits with the following contributors, namely;

o	Geology & Resources (Allied and Golder Associates)
o	Reserves and Mining, & mine costs (Golder Associates)
o	Metallurgy (Battery Limits)
o	Process Plant and Process, and capital and operating cost (GRES)
o	Infrastructure (battery Limits and GRES)
o	Environmental (Coffey Natural Systems)
o	Project Implementation (battery Limits)
o	Financial Modelling (Modus Capital)

Gold Ridge Project in Solomon Islands

•
On the 22nd March the Reconciliation Ceremony between all GRML stakeholders was performed. This traditional ceremony allowed all parties to reflect and forgive the past tensions, to allow to move forward in cooperation and friendship in the redevelopment of the mine.

•	There was a great display of landowner and political good ill to not only move forward with the project but to fully support it and ensure a successful outcome.

•
The following day an official start to redevelopment ceremony was held at the mine site and attended by the Prime Minister and his Cabinet, Landowner Associations Members, Chiefs, Australian Government Officials and Senior Allied Staff. All representatives again confirmed support for the project.

•
A LOI for redevelopment of the Gold Ridge mine on the island of Guadalcanal in the Solomon Island has been signed between Gold Ridge Mining Limited (GRML) and GRES. The LOI is to award an EPC contract for  the redevelopment and expansion of the existing process plant. GRES (formerly JRES) built the original 2mtpa CIL process plant in 1998 and it operated for 20 months and produced approximately 210,000 ounces of gold before being shutdown due  to in country racial tensions.

•
The redevelopment and expansion of the plant including tailigs disposal and process water supply is estimated to cost about A$63M. The expansion of the plant will involve the additional of 3 extra leach tanks and 29m diameter thickener. A tailings detoxification tank and mixing system will be installed as well as some modifications to the existing coarse gold recovery section with installation of an intense leach reactor (ILR).

•
GRES have placed orders for long lead items including thickener, SAG mill items, transformers and other equipment including pumps and motors. GRES will commence mobilisation of construction crews in mid April. The current schedule has first gold pour in the first half of  2011.

•
In addition other works required to get the mine into production are the re-establishment of roads, mine access, pit clearing and run of mine stockpile earthworks. The accommodation village and some operations buildings need replacing and upgrading. The mining and construction fleet has been sourced and procured and will arrive in the Solmons early May. Construction earthworks and pre-mine developments works can then commence.

•
On site GRML personnel have been preparing for construction in dealing with Landowners and Government and undertaking site works such as rebuilding some operations offices, re-cladding existing workshop, power station and laboratory buildings.

•	Progress continues with the dewatering of the tailings Storage Facility (TSF) of 10 years of rainfall water, despite recent cyclonic weather events in the region.

•	Substantial progress has occurred with local recruitment for construction and also assembling an operations team.

•	Landowners and their guests (artisanal miners) currently residing on the Mining Lease will be relocated as part of the Agreements between Landowners, Solomon Island Government (SIG) and GRML.

•
The relocation of people from the mine site will require the company to construct approximately 300 resettlement houses. Previous project owners Australian Solomon’s Gold Limited (ASG) had completed resettlements plan and agreements with Landowners. As such land has been identified and purchased for relocation settlements. A LOI has been signed with an Australian Company to provide and erect the houses in accordance with agreements and the same company will undertake refurbishment and upgrade of the accommodation village.

EXPLORATION

Simberi (PNG) ML 136

(Allied Gold 100%)

•	Increased resource confidence at Pigiput and Pigibo sulphide deposits with 2.08 million ounces now in Measured and Indicated categories. (See ALD media Release 9/3/2010 for more detail).

•	Updated Resouce statement for Pigipput and Pigibo shows;
•	48.1Mt @ 1.35g/t Au in Measured and Indicated categories for 2.08 million ounces of gold
•	38.5Mt @ 1.00 g/t Au for 1.24 Moz of gold classified as Inferred Mineral Resources
•	86.6Mt @ 3.70g/t Ag for 10.3 Moz of silver classified as Inferred Mineral Resources

•
Drilling at Pigibo (down dip) and Pigiput (the open north eastern side) is focused on resource infill and extention work, with a further sixteen diamond core holes (3,393 metres), were completed in the quarter

•	Better down hole intercepts in eleven diamond core holes assayed subsequent to the new resource estimate (ALD Media Release, 21st Apr 2010), all in the Sulphide zone at Pigiput, include:
•	SDH076 98m @ 1.64g/t from 147m
•	SDH079 33m @ 3.40g/t from 182m
•	SDH080 71m @ 2.11g/t from 117m
•	SDH082 32m @ 2.81g/t from 235m
•	SDH083 40m @ 2.10g/t from 231m
•	SDH084 49m @ 3.96g/t from 92m

•
Gold mineralisation remains open at Pigiput, both to the north east and south west and down dip to the north. Assay results for three diamond core holes drilled at the adjacent Pigibo Prospect, included a best downhole intercept of 13m @ 2.97g/t from 125m in SDH075.

•
The on-going drilling campaign is part of a phased in-fill and step-out programme, commenced in May 2009, designed to support the A$10 million Sulphide and Oxide Expansion Studies based around the Pigiput and Pigibo Deposits.

•	(Refer to press release dated 21 April 2010 for full details.)

Big Tabar Island, PNG, EL 609
(Allied Gold 100%)

Tatau Island, PNG, EL 609
(Allied Gold 100%)

•
Allied and Barrick reached agreement on change to a joint venture agreement over Tatau and Big Tabar Islands. Allied will now assume management of exploration in the entire area of permit EL609. Allied made an immediate A$2.5M payment to Barrick with a further A$3M to paid in July as either cash or Allied shares.  Such shares would be escrowed until 2012.

•
A new drilling programme on Tatau island has been developed for six prospects, including Mt Letham where in the 1907s Kennecott’s historical drilling intersected RC1100DD : 30m @ 0.68g/t from 182m(1), incl 2m @ 5.29g/t from 208m(2), and 10m @ 4.73g/t Au from 359m(1), incl. 4m @ 11.2g/t from 364m(2) (using 0.25g/t(1) and 1.0g/t(2) sample assay cut-offs respectively).

•
On Tabar Island, Allied is planning an geophysical IP survey as the initial follow-up of drilling done by Barrick at the Banesa Prospect  that located alkaline porphyry copper-gold mineralisation including a best down hole intercept of BND5 : 69 m @ 1.13 % Cu and 0.83 g/t Au from 50 m (ALD Quarterly Report to 30th June 2009,  29th July 2009)

Gold Ridge, Solomon Islands
(Allied Gold 100%)

Exploration for 2010 have been finalised and include:
•	Reaffirming Year 1 gold production with detailed RC drilling of Namachamata deposit.
•	Drill testing likely extensions to known mineralisation (Kupers and Dawsons deposits) with core holes
•	Geophysical review of known deposits and surrounds to compare gold-in-soil anomalism along strike and parallel to known mineralised zone with IP survey
•	Exploring area within Gold Ridge mining lease using first pass stream sediment and follow-up soil sampling techniques

OUTLOOK

The re-development of the Gold Ridge project in the Solomon Islands remains on track with the mobilisation of Phase 1 mining and redevelopment equipment due in the June quarter. The issuing of contractual Letter of Intents (LOI) for the process plant re-development refurbishment and the construction of landowner housing relocation have allowed early and accelerated mobilisation of contractors and their personnel to site.

Project development costs will be finalised in the June quarter along with all formal contractual arrangements with EPC contractors to allow the recommencement of gold production in the 1st half of 2011.

Despite significant downtime in the March quarter due to mechanical and landowner disruption, Simberi Oxide operations will stabilise to produce 18-20,000oz of gold for the June quarter.  The delivery of consistent ROM head grade will be improved by the delivery of additional mining equipment in the quarter to allow maintenance of the Ore/Waste strip ratio.  The Oxide Expansion from 2 to 3 MTPA is well advanced and will gain impetus in the next quarter with the letting of CIL tank construction contracts and the mobilisation of EPC contract personnel to site.

Exploration will be driven by the significant increase in measured and indicated resource delivered in the March quarter.  Drilling will be focused on expanding the critical mass of the Sulphide resource to reserve status in the Pigiput and Pigibo prospects, while testing for the extensional potential to South East Sorowar.

Additional work will also commence on testing the Sulphide potential of the previously mined Oxide Samat and Botlu deposits.  The delivery of the Sulphide pre-feasibility study will be underpinned by the Reserve Statements which will be delivered pending the completion and testing of all Sulphide targets on the above mentioned deposits.

Preparation work for the recommencement of drilling on Tatau Island has been completed and dependent upon drill rig availability, will recommence in the latter half of the June quarter.

The recommencement of drilling is also in the Solomon Islands is targeted for the latter half of the quarter or early in July 2010.  The company will also take initial steps to explore other potential exploration prospects due to its presence in the Solomon Islands.

The company will conduct a full assessment of its funding requirements on the completion of the final project delivery costs for the Gold Ridge Redevelopment and the Simberi Oxide Expansion and the additional exploration costs for the Sulphide Pre-Feasibility Study all of which should be completed in the June quarter with the conclusion of contractual arrangements.

Corporately, the migration to the main board of the London Stock Exchange (LSE) remains on track. A concerted effort in the coming quarter to market the company in the North American investor market in conjunction with broker research coverage has been initiated. The investment drivers for the company will be further driven by industry and regional consolidation through M/A activity and its recognition as an imminent producer of 225,000oz of gold.

RESULTS OF OPERATIONS

Cash position as at March 31, 2010

Allied Gold’s cash position as at March 31, 2010 was $104,422,123 in available cash and cash equivalents, compared with $29,916,297 as at March 31, 2009. The increase was as a result of the equity raising undertaken by the Company in December 2009.  Allied Gold intends to use the remaining net proceeds from the Offering for the redevelopment of the Gold Ridge Project in the Solomon Islands which it acquired through its acquisition of ASG, the completion of its Simberi Project oxide expansion in Papua New Guinea, and working capital and general corporate purposes. Redevelopment of the Gold Ridge project formally commenced during the March quarter with approximately $16.4 million in capital expenditure incurred primarily for the acquisition of mobile equipment.

Quarter ended March 31, 2010  as compared to quarter ended March 31, 2009

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the Quarter, the Previous Quarter and the year ended June 30, 2009:

Key financial statistic	3 months ended March 31, 2010 $	3 months ended March 31, 2009 $	Year ended June 30, 2009 $
Sales revenue	14,857,132	29,122,957	77,467,668
Gross margin	2,499,338	8,050,349	11,031,019
Corporate expenses	(3,491,355)	(2,941,987)	(7,545,907)
Share based remuneration	-	-	(4,130,120)
Financial expenses	(825,711)	(934,227)	(3,396,437)
Other expenses /(income)	(1,620,165)	1,747,041	4,185,221
Loss for the period	(3,437,893)	5,921,176	(8,226,666)

Cashflow from operations	(16,840,133)	9,579,808	21,563,200
Cashflow from investing activities	(35,625,026)	(4,057,045)	(24,402,510)
Cashflow from financing activities	(1,763,858)	22,679,537	22,963,380
Net cashflow	(54,229,017)	28,202,300	20,124,070

			Volume
Key operating statistic	Unit of measure	3 months ended March 31, 2010	3 months ended March 31, 2009	Year ended June 30, 2009
Waste mined	tonnes	186,611	55,238	199,746
Ore mined	tonnes	449,904	393,897	1,708,765
Ore processed	tonnes	439,318	429,982	1,654,149
Grade	grams of gold/tonne	1.22	1.61	1.64
Recovery	%	85.6	78.2	83.2
Gold produced	ounces	14,739	17,510	72,609
Gold sold	ounces	14,064	23,391	69,886

Allied Gold reported revenue of $14,857,1321 and a net loss of ($3,437,893)  or  (0.33) cents per share for the Quarter, compared with revenue of $29,122,957 and a net profit of  $5,921,176 or 1.50 cents per share for the prior corresponding quarter ended March 31, 2009 (the “Previous Quarter”).

The results for the Quarter (March 2010) as compared to the Previous Quarter (March 2009) reflect the following:

•
Gold production of 14,739 oz in the Quarter represented a decrease of approximately 16% over gold production of 17,510 oz in the Previous Quarter. The reduction in gold produced was primarily attributable to four direct lost days of production and a further period of sub capacity as a result of an illegal cease work order which directly impacted gold production for the Quarter and the loss of a further eight days production during the Quarter resulting from a structural mechanical failure of its Scrubber Trommel processing equipment at the Simberi operations. Had the lost days of production not occurred during the March 2010 quarter management believes that production for the quarter would have been in line with the previous quarter.

•
Gold sales of 14,064 oz in the Quarter were at an average realized price of $1,231 /oz (US$1,099 /oz) before hedge related accounting adjustments and represented an decrease of approximately 40% over gold sales of  23,391 oz in the Previous Quarter which were at an average realized price of A$1,160 oz (US$774 / oz). The increased level of gold sales in the previous quarter was due to the sell down in that quarter of gold that had accumulated in the circuit from the commencement of production in February 2008 to December 31, 2008.

•
Whilst mining and processing volumes for the Quarter exceeded the volumes achieved in the Previous Quarter, lower mine head grade of 1.2 g/t in the Quarter compared to 1.61 g/t in the Previous Quarter resulted in lower gold being produced from a higher process plant throughput. The improved mining and processing throughput was principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. Whilst the head grade achieved in the Quarter is in line the anticipated average life of mine grade, management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
As a direct consequence of achieving nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on operating cash costs.  In particular, operating cash costs before royalty and ore and inventory adjustments increased for the quarter increased to $ 790 /oz (US$680 /oz) for the Quarter, compared to $597/oz (US$401/oz) for the Previous Quarter. As production returns to normalized levels, a corresponding reduction in costs per ounce of gold produced will occur throughout future periods.

•
An increase in corporate expenses from $2,941,987 in the Previous Quarter to $3,491,355 in the Quarter. The increase in corporate expenses during this period reflects the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company in December 2009, legal costs incurred in relation to the Intermet litigation and costs incurred in relation to the listing of the Allied Gold Group on the TSX.

•
In the Quarter, Allied Gold reported a net decrease in cash and cash equivalents of  ($54,229,017) compared to a net increase of $28,202,300 in cash and cash equivalents in the Previous Quarter. The increased cash flow usage in the Quarter was primarily due to:

•	Proceeds from equity raisings of $29,234,662 (net of capital raising costs) in the Previous Quarter. There were no equity raisings in the Quarter.

•
Cash used by operating activities of ($16,840,133) in the Quarter compared to the Previous Quarter cash generated from operating activities of $9,579,808 due to net payments of $18,105,877 in the Quarter relating to the close out of the Group’s gold hedging commitments and the Previous Quarter generating higher realized AUD gold revenue due to higher volumes of gold sold in the Previous Quarter.

•	Cash used by investing activities increased from ($4,057,045) in the Previous Quarter to ($35,625,026) in the Quarter due primarily to:

•
 Increased expenditure totaling $31,205,653 on property, plant and equipment in the Quarter in relation to (i) debottlenecking  and optimization initiatives on Simberi Island of $3.8 million (ii) expenditure of $0.7 million on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island (iii) $5.4 million on the upgrade of the Simberi mobile equipment fleet and (iv) capital expenditure on the Gold Ridge redevelopment project of $16.4 million relating primarily to the purchase of mobile equipment.

•
Development and exploration and evaluation expenditure totaling $5,610,298 in the Quarter compared to $631,738 in the Previous Quarter. Current quarter expenditure includes payment of a $2,000,000 deposit on the purchase of Barrick’s interest in the Tatau Tabar Joint Venture, $2,620,935 exploration and evaluation expenditure in relation to the Gold Ridge Project and $786,529 in exploration expenditure on ML136 on Simberi Island.

Nine months ended March 31, 2010  as compared to nine months ended March 31, 2009

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the nine months ended March 31, 2010 (Nine months),  the nine months ended March 31, 2009 (Previous Nine months) and the year ended June 30, 2009:

Key financial statistic	9 months ended March 31, 2010	9 months ended March 31, 2009	Year ended June 30, 2009
	$	$	$
Sales revenue	47,998,303	61,487,880	77,467,668
Gross margin	(2,510,310)	12,075,847	11,031,019
Corporate expenses	(11,823,218)	(6,945,187)	(7,545,907)
Share based remuneration	(6,819,755)	(4,130,120)	(4,130,120)
Financial expenses	(2,664,909)	(2,200,571)	(3,396,437
Other expenses /(income)	(2,.35,380)	(4,264,927)	4,185,221
Loss for the period	(25,853,572)	(5,110,442)	(8,226,666)

Cashflow from operations	(25,773,364)	25,437,814	21,563,200
Cashflow from investing activities	(42,217,862)	(17,877,354)	(24,402,510)
Cashflow from financing actiivites	149,295,320	22,206,555	22,963,380
Net cashflow	81,304,094	29,767,015	20,124,070

		Volume
Key operating statistic	Unit of measure	9 months ended March 31, 2010	9 months ended March 31, 2009	Year ended June 30, 2009
Waste mined	tonnes	409,726	144,475	199,746
Ore mined	tonnes	1,412,393	1,231,966	1,708,765
Ore processed	tonnes	1,411,438	1,191,678	1,654,149
Grade	grams of gold/tonne	1.17	1.81	1.64
Recovery	%	87.3	80.8	83.2
Gold produced	ounces	46,267	56,141	72,609
Gold sold	ounces	47,454	54,407	69,886

Allied Gold reported revenue of $47,998,303 and a net loss of ($25,853,572) or (2.49) cents per share for the Nine months, compared with revenue of $61,487,880 and a net loss of $(5,110,442) or (1.33) cents per share for the Previous Nine months ended March 31, 2009.

The results for the Nine months as compared to the Previous Nine months reflect the following:

•
A lower level of production due to thirteen lost days of production as a result of an illegal cease work order which directly impacted gold production in December 2009 and January 2010 and eight days lost production resulting from a structural mechanical failure of Scrubber Trommel processing equipment at the Simberi operations during the March 2010 quarter. The results for the Nine months as compared to the Previous Nine months also reflect a lower level of production due to unseasonal weather conditions which directly impacted production. As previously disclosed, mitigation strategies have been initiated to counter the impact of excessive rainfall in future periods. During the first quarter of the Nine months, abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade of 1.03 g/t to the processing plant. Gold production of 46,267 ounces in the Nine months represented a decrease of approximately 18% compared to gold production of 56,141 ounces in the Previous Nine months.

•
Gold sales of 47,454 ounces in the Nine months were at an average realized price of $1,062 oz (US$934 /oz) before hedge related accounting adjustments and represented a decrease of approximately 13% from gold sales of 54,407 oz in the Previous Nine months which were at an average realized price of A$1,134/oz (US$805/oz). Revenue from gold sales decreased by $11,010,678 or approximately 18% due primarily to the lower volume of gold sold.

•
Whilst mining and processing volumes for the Nine months exceeded the volumes achieved in the Previous Nine months, lower mine head grade of 1.17 g/t in the Nine months compared to 1.8 g/t in the Previous Nine months resulted in lower gold being produced from a higher process plant throughput. The improved mining and processing throughput was principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. Management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
As a direct consequence of achieving nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs.  In particular, costs increased to $812/oz (US$716/oz) for the Nine months, compared to $623/oz (US$462/oz)  for the Previous Nine months. As production returns to normalized levels, a corresponding reduction in costs will occur throughout future periods.

•
An increase in corporate expenses from $6,945,187 in the Previous Nine months to $11,823,218 in the Nine months. The increase in corporate expenses during this period was primarily the result of expenditure of approximately $1.8 million incurred in relation to the acquisition of ASG which the Group was required to expense through the income statement pursuant to a change in accounting standards that became operative from 1 July 2009. In addition, corporate costs for the Nine months reflect the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company during the Quarter. During the Nine months costs, including legal costs, were incurred in relation to the Intermet litigation and the listing of the Allied Gold Group on the TSX.

•	In the Nine months the Group incurred share based remuneration expense of $6,819,755 in relation to options issued to Directors and employees compared to $4,130,120 in the Previous Nine months.

•
In the Previous Nine months, Allied Gold recorded an impairment loss of $1,158,206 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the Quarter.

•
In the Nine months, Allied Gold reported a net increase in cash and cash equivalents of $81,304,094 compared to a net increase of $29,767,015 in cash and cash equivalents in the Previous Nine months. The increased cash flow generation in the Nine months was primarily due to:

•	Proceeds from equity raisings of $149,996,084 (net of capital raising costs) in the Nine months compared to $39,801,481 in the Previous Nine months.

•
Cash used by operating activities of ($25,773,364) in the Nine months compared to cash generated from operating activities of $25,437,814 in the Previous Nine Months due to lower realized AUD gold revenue in the Nine months due to lower volumes of gold sold as identified above andincreased cash costs incurred per ounce of production due to lower head grades in the Nine months. During the Nine months the Company made net payments of $18,105,877 relating to the close out of the Group’s gold hedging commitments; in the Previous Nine Months the Company generated cash of $5,144,710 from a restructuring of the Group’s hedge book.

•
Cash used by investing activities increased from ($17,877,354) in the Previous Nine months to ($42,217,862) in the Nine months due primarily to reduced expenditure on property, plant and equipment in the Nine months expenditure totaling $38,407,260 on property, plant and equipment in the Nine Months in relation to (i) debottlenecking  and optimization initiatives on Simberi Island of $4.2 million (ii) expenditure of $2.3 million on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island (iii) $5.4 million on the upgrade of the Simberi mobile equipment fleet and (iv) capital expenditure on the Gold Ridge redevelopment project of $16.4 million relating primarily to the purchase of mobile equipment.

•
During the Nine months Development and exploration and evaluation expenditure totaling $8,575,454 was incurred compared to $4,353,494 in the Previous Nine months. Expenditure in the current Nine months  includes payment of a $2,000,000 deposit on the purchase of Barrick’s interest in the Tatau Tabar Joint Venture, $3,571,299 exploration and explorations expenditure in relation to the Gold Ridge Project and $3,004,155 in exploration expenditure on ML136 on Simberi Island.

•
strike extensions of mineralisation and as drilling has progressed, the indication of mineralisation connecting to the other surrounding deposits (Sorowar to the north and Pigibo to the west) is improving.

•	A total of 7,209.3 metres of diamond core drilling were completed.

Finance Activities, Liquidity and Capital Resources

Allied Gold’s cash position as at March 31, 2010 consists of $104,422,123 in available cash and cash equivalents.

During the years ended June 30, 2007 through 2009, the Company has principally funded its activities through equity raisings. The Company did not undertake any equity raising during the Quarter compared with equity raisings for gross proceeds of $30,761,773 in the Previous Quarter.

The Company’s financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge  Redevelopment Project. The Company’s material financial commitments and contingent liabilities as of March 31, 2010 are as follows:

•
Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of $3,194,052.

•	Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $8,446,971.

•
A required expenditure of $900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements. Under the terms of the letter of intent signed with Barrick Gold Corporation in March 2008, this expenditure is expected to be funded in total by Barrick Gold Corporation.

Summary of Quarterly Results

	31 Mar 09 $	31 Dec 09 $	30 Sep 09 $
Revenue	14,857,132	17,151,610	15,989,561
Income / (loss) for the quarter	(3,437,893)	(16,443,427)	(5,972,342)
Income / (loss) per share – basic	(0.33)	(2.78)	(1.26)
Income / (loss) per share – diluted	(0.33)	(2.78)	(1.26)

Financial and Other Instruments

In the normal course of its operations, Allied Gold is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company’s core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Company’s financing facilities and sustaining capital. As at the date of this analysis,  the Company’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.
Pursuant to a US$25 million financing facility the Company utilized for the construction of the Simberi Project, Allied Gold was required by its lenders to enter into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility. In February 2010 the Company settled its remaining hedge obligations totaling 37,512 ounces of gold through the pre delivery of gold into those hedging contracts. The payback for the retirement of the hedge book is approximately  6 months based on current gold prices.

For accounting purposes the “Effective Hedge” component of the mark to market amounting to USD9.5 million is recorded in the Hedge Reserve in equity and will remain in equity and be recognised when the forecast transactions that they were hedging are recognised in the income statement. The “Ineffective Hedge” component of the mark to market per the above table had been recognised directly in the income statement progressively up to, and including, 26 February 2010.

The Effective Hedge component of the mark to market will be amortised to the income statement over the following timeframe:
Quarter ending	Hedging loss to be amortised to income statement USD
30 June 2010	2,347,902
30 September 2010	2,738,137
31 December 2010	2,167,794
7,253,833

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the United States Dollar. No programs for hedging foreign exchange risk were implemented by the Company in the Quarter.

The Company’s main interest rate risk arises from variable rate borrowings that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the Quarter.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index. During the Quarter the Company disposed of its interest in Carbine Resources Limited.

The Company is exposed to counterparty risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to two reputable banking institutions. All cash balances are on deposit with the banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2010.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the Company had the following related party transactions during the Quarter:

•
Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold, is also a director and shareholder of Mineral Commodities Limited, which provides Allied Gold with certain services, including accounting, clerical, secretarial and fully serviced office accommodation. Amounts paid to Mineral Commodities Limited were $nil in the Quarter, $nil in the Previous Quarter and $26,308 in the year ended June 30, 2009.

•
Mr. Caruso is also a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment. Amounts paid to MineSite Construction Services Pty Ltd. were $2,209,519 in the Quarter, $1,400,000 in the Previous Quarter and $7,579,177 in the year ended June 30, 2009.

•
Mr Mark Caruso provided his services as Executive Chairman / Chief Executive Officer through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $172,356 in the Quarter, $143,880 in the Previous Quarter and $360,600 in the year ended June 30, 2009.

•
Mr Greg Steemson provided his services as a Director through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $37,124  in the Quarter, $45,896 in the Previous Quarter and $134,075 in the year ended June 30, 2009.

•
Mr Peter Torre provided his services as Company Secretary through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $33,000 in the Quarter, $23,100 in the Previous Quarter and $76,000 in the year ended June 30, 2009.

On November 11, 2009, Allied Gold held an annual general meeting of its shareholders at which shareholders approved the issuance of 39,000,000 options exercisable to acquire ordinary shares of the Company as follows:

•
25,000,000 options to be issued to Mark V. Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 10,000,000 options on November 11, 2010, 10,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 5,000,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010;

•
12,500,000 options to be issued to Frank Terranova, the Chief Financial Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 5,000,000 options on November 11, 2010, 5,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 2,500,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010; and

•
1,500,000 options to be issued to Montague House, a non executive director of Allied Gold Limited exercisable at a price of A$0.35 per ordinary share until December 31, 2011 and vesting as to 1,000,000 options immediately upon issuance and 500,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 for five consecutive trading days.

The following tables set out the key variables used in assessing the fair value of the above options at their issue date:

Non Executive Director options issued 11 November 2009 (M House)

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

1 Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Executive Director options issued 11 November 2009 (F Terranova and M Caruso)

	Tranche A options[1]	Tranche B optionsg[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013[4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

1 Tranche A – vest on grant date.

2 Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

3 Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

4 In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Accounting for Acquisition of ASG

On 30 November 2009, Allied Gold Limited acquired a 96.9% ownership interest in ASG, the owner of the Gold Ridge gold project in the Solomon Islands. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region. On February 23, 2010 the Group completed compulsory acquisition procedures to acquire the remaining shares in ASG and obtained 100% ownership of ASG.

ASG contributed revenues of $nil and a net loss of $883,834 to the Group for the period from 1 December 2010 to March 31, 2010. Had the acquisition occurred on July 1, 2010, the effect would have been to increase revenues by $nil and increase the net loss by a further $1,406,287. The Group acquired net cash of $3,573,926 on the acquisition of ASG.

The consideration paid by Allied Gold Limited was 0.85 Allied Gold Limited ordinary shares for each ASG ordinary share. As at March 31, 2010, Allied Gold Limited had issued 110,339,866  shares of Allied Gold Limited with a fair value of $47,510,609 to acquire a 100% ownership interest in ASG. The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at the time the shares were issued.

The Company acquired control of ASG in November, 2010. At the time of preparing this interim consolidated financial report, the Company had not finalised its assessment of the fair values of the acquired assets and liabilities. The principal items for which the assessment of fair value is incomplete as at the date of this interim consolidated financial report are:

•	Exploration and evaluation expenditure, including mining rights.
•	Property, plant and equipment.
•	Provision for environmental remediation.
•	Taxation assets and liabilities, including an assessment of the continued availability of unutilised tax losses.

As the determination of the fair value of net assets acquired is incomplete, no amounts have been recognised in the interim consolidated financial report for goodwill or discount on acquisition.

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold’s significant accounting policies is included in Note 1 to the audited consolidated financial statements of Allied Gold for the year ended June 30, 2009. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

•
Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

•	Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 1,040,032,142 ordinary shares and 76,886,927 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding. Details of movements in Company’s outstanding options during the nine months ended March 31, 2010 are as follows:

Exercise Price(iv)	Maturity(v)	Options outstanding at July 1 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding March 31 2010

$0.50 options	31/10/2009	180,000		(180,000)		-
$0.45 options	31/12/2009	3,400,000		(3,400,000)		-
$0.80 options	31/12/2010	1,000,000				1,000,000
$1 options	31/12/2010	1,000,000				1,000,000
$1.25 options	31/12/2010	1,000,000				1,000,000
$1.50 options	31/12/2010	1,000,000				1,000,000
$2 options	31/12/2010	1,000,000				1,000,000
$0.35 options(i)	31/10/2011	36,325,000		(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427				1,699,427
$0.35 Options(ii)	31/12/2011	-	1,500,000			1,500,000
$0.50 Options(iii)	31/12/2013	-	37,500,000			37,500,000
$0.50 options	31/12/2013	-	1,175,000			1,175,000
		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Notes:
(i)	Of the 30,102,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(ii)	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.

(iii)
Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 t0 31 December 2010.

(iv)	The weighted average exercise price of all options outstanding at the end of the period was $A0.49.

(v)	The weighted average time to expiry of all options outstanding at the end of the period was 2.87 years.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company’s business.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to the Company’s senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company’s senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company’s business.
Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company’s management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company’s internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company’s ICFR.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company’s future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company’s Annual Information Form available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.